MICHAEL E. MONTGOMERY
4925 Greenville Ave., Suite 965
Dallas, Texas 75206

July 319, 2002

Mr. James P. McGowen
4807 W. Lovers Lane, Suite 205
Dallas, Texas 75209

Re:

Purchase of 37,990 shares of common stock of Trek Resources, Inc. (the "Company"), par value $.01 per share ("Common Stock"), and option to purchase an additional 10,064,948 shares of Common Stock, from James P. McGowen

Dear Jim:

        This letter agreement (this "Agreement") sets forth our understanding regarding my purchase of 37,990 shares of the Company's Common Stock that are owned, beneficially and of record, by you (the "Purchased Shares"). Subject to the terms and conditions of this Agreement, I hereby purchase from you, and you hereby sell and grant to me (A) the Purchased Shares and (B) an option to purchase the remaining 10,064,948 shares of Common Stock owned, beneficially and of record, by you for a total exercise price of $820,760 at any time on or before September 1, 2002 (the "Option"). The shares of Common Stock that may be purchased by me pursuant to the Option are referred to herein as the "Option Shares," and the Purchased Shares and the Option Shares are collectively referred to herein as the "Stock". By executing this Agreement, you acknowledge that I have previously delivered $37,990 to you as consideration for the Purchased Shares, and you shall promptly after the date hereof deliver to me certificate(s) representing the Purchased Shares, duly registered in my name.

        If I elect to exercise the Option, I will deliver a written notice to you stating that I desire to purchase the Option Shares pursuant to the terms set forth herein. You will then promptly (but in no case later than three business days after the delivery of my exercise notice) deliver to me (A) certificate(s) representing the Option Shares, duly endorsed for transfer or accompanied by a duly executed stock power in my favor, in exchange for my delivery to you of a check payable for $820,760 (representing payment of approximately $.0815 per Option Share) and (B) a written certification, executed by you, stating that the representations and warranties contained herein are true and correct as of the date that the deliveries referenced in the immediately proceeding clause (A) are made (the "Delivery Date"). In such case, you agree to execute all forms, documents or other instruments necessary to effectuate and evidence the transfer of the Stock to me as I may reasonably request.

As part of the consideration to enter into this Agreement, you hereby represent and warrant to me and I represent and warrant to you as follows:

                (i)     As of the date hereof, you have good, valid and marketable title to the Purchased Shares, free and clear of any liens, claims or encumbrances of any nature whatsoever (collectively, "Liens"). You also have good, valid and marketable title to the Option Shares, free and clear of any Liens.

(ii) The Stock is duly issued, fully paid and non-assessable.

                (iii)  The consummation of the transactions contemplated by this Agreement will transfer to me good, valid and marketable title to the Purchased Shares, free and clear of any Liens. My exercise of the Option, if any, will transfer to me good, valid and marketable title to the Option Shares, free and clear of all Liens.

(iv) No legend (other than a Rule 144 legend) or other reference to any Liens or purported Liens appears on any certificate representing any shares of the Stock.

                (v)    You are not a party to any contract, agreement or understanding relating to the issuance, pledge, hypothecation, sale, redemption, repurchase or other transfer of any shares of the Stock, including without limitation any voting agreement, voting trust or proxy, other than that (A) certain irrevocable proxy, dated May 9, 2000, granted by you to me or (B) this Agreement.

(vi) You will resign as a director of the Company on or before September 1, 2002 in the event I elect to exercise my Option.

(vii) Neither you nor I will disclose the terms of this Agreement, except as may be required by applicable law.

                (viii) You warrant that the Stock is held by you as your sole and separate property and that a Confidential Pre-Marital Agreement further exists stating that the Stock is your sole and separate property.

        You hereby agree to indemnify and hold me harmless for, and promptly pay any costs, expenses or other damages (including reasonable attorney's fees) caused by, (1) any breach of the representations or warranties in this Agreement as of the date hereof or as of the Delivery Date, (2) any material statement set forth in this Agreement being false or misleading as of the date hereof or as of the Delivery Date or (3) any claim successfully asserted by a third party that, assuming the truth thereof, would result in a breach in the representations or warranties in this Agreement or otherwise result in any of the material statements herein being false or misleading as of the date hereof or as of the Delivery Date.

        This Agreement represents the entire understanding among the undersigned with respect to the sale of the Purchased Shares, the Option and the other matters set forth herein, and supercedes and replaces any other prior agreements relating thereto, whether written or oral. This Agreement shall be governed by the substantive laws of the State of Texas, and may be executed in one or more counterparts, each of which shall be deemed an original.

To evidence your agreement to the matters set forth herein, please sign where indicated below.

Sincerely,

/s/ Michael E. Montgomery
Michael E. Montgomery

AGREED AND ACCEPTED this
31st day of July, 2002

/s/ James P. McGowen
James P. McGowen